Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE EFFECTIVE DATE OF ITS

ONE-FOR-SEVEN REVERSE UNIT SPLIT

ATHENS, GREECE — (Marketwired) — 03/06/19 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership” or “CPLP”), an international shipping partnership, today announced that the Board of Directors of the Partnership has approved a one-for-seven reverse unit split (the “Reverse Split”).

Formal notice of the Reverse Split is being sent to unitholders of the Partnership. Electronic copies of the materials are accessible on the Partnership’s website at http://ir.capitalpplp.com/.

The Partnership previously announced its intention to effect a reverse unit split in connection with the definitive agreement it entered into with DSS Holdings L.P. (“DSS”), which contemplates that CPLP will separate its crude and product tanker business into Athena SpinCo Inc. (to be renamed Diamond S Shipping Inc. (“DSSI”)) and distribute all shares of DSSI to CPLP unitholders (the “Spin-Off”).

Pursuant to the Reverse Split, every seven CPLP common units issued and outstanding as of the date of the Reverse Split will be converted into one CPLP common unit. The Reverse Split will be effective, subject to the prior completion of the Spin-Off, on March 27, 2019 (after close of trading) or, if the Spin-Off becomes effective the following day, on March 28, 2019. The CPLP common units are expected to trade on a split-adjusted basis on the Nasdaq Global Select Market under the same ticker symbol “CPLP.”

The Reverse Split will affect all common unitholders uniformly and will not alter any common unitholder percentage ownership interest in the Partnership, except to the extent that the Reverse Split results in any of the Partnership’s common unitholders owning a fractional unit. On the effective date of the Reverse Split, the number of issued and outstanding CPLP general partner units will be reduced pursuant to the same one-for-seven combination factor.

No fractional shares will be issued in connection with the Reverse Split. In accordance with its limited partnership agreement, instead of issuing fractional shares, the Partnership has instructed Computershare Inc. and Computershare Trust Company N.A. (“Computershare”) to round all fractional CPLP common units to the nearest whole unit, with 0.5 units rounded to the next higher unit, following the effective time of the Reverse Split.

The Reverse Split will reduce the number of common units issued and outstanding from 127,246,692 to approximately 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units.

Holders of CPLP common units in book-entry form or through a bank, broker or other nominee do not need to take any action in connection with the Reverse Split, as every seven CPLP common units (CUSIP # Y11082107) will be automatically converted into one CPLP common unit (CUSIP # Y11082206). Common unitholders who hold units with a broker, bank or other nominee and who have any questions in this regard are encouraged to contact their brokers, banks or other nominees.

Computershare is acting as the exchange agent and the transfer agent for the Reverse Split. For further information, please contact Computershare by telephone at 800-522-6645 (toll free) and +1-201-680-6578 (international toll).

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including 21 modern MR (Medium Range) product tankers, three Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit the Partnership’s website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the consummation of the Reverse Split and the transaction with DSS (the “Transaction”), are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Insofar as the Transaction is concerned, these risk and uncertainties include, among others: (1) the risk that the Transaction may not be completed on terms or in the timeframe expected by DSS or CPLP or at all; (2) the possibility that various closing conditions to the Transaction may not be satisfied or waived; and (3) the risk that committed financing may not be available or may not be available in an amount sufficient, together with cash to be procured by DSS, to complete the Transaction. For further discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F and in DSSI’s information statement contained as an exhibit to the Form 10 registration statement filed with the SEC. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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